Argentex Mining Corporation
Management Discussion and Analysis
For the Six Months Ended July 31, 2014

As of September 22, 2014

ii

Introduction

The following quarterly management’s discussion and analysis (“MD&A”) should be read in conjunction with our unaudited condensed interim consolidated financial statements and related notes for the three and six month periods ended July 31, 2014 and our audited consolidated financial statements and related notes for our fiscal year ended January 31, 2014. These condensed interim consolidated financial statements are stated in United States dollars and are prepared in accordance with United States generally accepted accounting principles, and all references to currency in this MD&A are in United States dollars unless otherwise stated. Unless otherwise stated, conversion of Canadian dollars to United States dollars has been calculated at an exchange rate of C$1 equals US$0.90 Additional information related to our company is available on SEDAR at www.sedar.com and on our corporate website at www.argentexmining.com.

In this MD&A, unless otherwise specified, all references to “common shares” refer to shares of our common stock and the terms “we”, “us”, “our”, the “Company” and “our company” mean Argentex Mining Corporation, a British Columbia corporation, and our wholly owned subsidiary, SCRN Properties Ltd., a British Columbia corporation, unless the context clearly requires otherwise.

Certain measures in this MD&A do not have any standardized meaning as prescribed by US GAAP and are therefore considered non-GAAP measures. Where we have used non-GAAP measures or terms we have provided definitions.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements. Forward-looking statements are projections of events, revenues, income, future economic performance or management’s plans and objectives for future operations. In some cases, forward-looking statements can be identified by the use of terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continues” or the negative of these terms or other comparable terminology. Examples of forward-looking statements made in this MD&A include statements about:

•	our exploration programs and results,

•	our need for, and our ability to raise, capital;

•	our financial and operating objectives and strategies to achieve them; and

•	our expenditures and other financial or operating performance.

The material assumptions supporting these forward-looking statements include, among other things:

•	the cost and timing of our projected exploration activities;

•	our ability to obtain any necessary financing on acceptable terms;

•	current exchange rates and interest rates; and

•	general economic and financial market conditions.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. These forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, including:

•	general economic and business conditions;

•	our negative operating cash flow;

•	our ability to obtain additional financing;

•	fluctuations in worldwide prices and demand for minerals;

•	fluctuations in the level of our exploration and development activities;

•	increases in capital and operating costs;

•	risks associated with mineral resource exploration and development activities;

•	uncertainties inherent in the estimation of mineral resources and mineral reserves;

•	competition for resource properties and infrastructure in the mineral exploration industry;

•	technological changes and developments in the mineral exploration and mining industry;

•	regulatory uncertainties and potential environmental liabilities; and

•	political developments in Argentina,

any of which may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Further, although we have attempted to identify factors that could cause actual results, levels of activity, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause results, levels of activity, performance or achievements not to be as anticipated, estimated or intended.

While these forward-looking statements and any assumptions upon which they are based are made in good faith and reflect management’s current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Accordingly, readers should not place undue reliance on forward-looking statements. Except as required by applicable law, including the securities laws of Canada and the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results. All forward-looking statements in this MD&A are qualified by this cautionary statement.

Overview

We are a junior exploration stage company that has not yet generated or realized any revenues from business operations. We currently hold interests in mineral properties located in the Santa Cruz and Rio Negro provinces of Argentina and in the Province of British Columbia, Canada. All of the surface rights and the mineral exploration licenses with respect to our Argentinean claims are registered in the name of our subsidiary, SCRN Properties Ltd., while all of the mineral tenures with respect to our British Columbia claims are registered in the name of our company. One of the properties located in the Santa Cruz province of Argentina consists of surface rights and a group of claims that we refer to as the Pingüino property and we have concentrated the majority of our exploration efforts on this property.

On July 22, 2014 we announced that our Special Committee formed by the Board to oversee discussions regarding a potential business combination with Austral Gold recommended that the company undertake a broader review of strategic alternatives. This decision was made as we had not reached an agreement with Austral Gold, despite discussions that began subsequent to Austral Gold’s strategic financing of approximately CDN$5 million in July 2013. We are continuing to explore our strategic alternatives.

Our company, which has historically focused primarily on exploration in Argentina, is now looking to expand its exploration focus to include precious metal projects in other Latin American countries. Our current strategy is to:

•	Seek and evaluate strategic options;
•	Determine next steps for our Pingüino project based on updated resource estimate (August 21, 2014);
•	Evaluate new opportunities for other mineral prospects in Latin America, focusing on Chile and Northern Argentina.

Our common stock is traded on the TSX Venture Exchange (symbol ATX) and on the OTCQB (symbol AGXMF).

Three Months Ended July 31, 2014

Activities on Mineral Projects

Pingüino

Our 100%-owned 10,000 hectare Pingüino property is located within the prolific Deseado Massif, which hosts four operating precious metal mines; it is at the advanced stage with more than 66,489 metres of drilling (in over 677 holes) completed to date. Pingüino is approximately 35 kilometres to the northwest from Anglogold Ashanti’s Cerro Vanguardia silver-gold mine, which is the largest mine in Argentina’s Santa Cruz province.

During the three months ended July 31, 2014 we announced the complete trenching results from our 6,000-metre 2013 Phase IX resource development program at Pingüino. These results were disclosed in our management discussion and analysis dated May 21, 2014 for the year ended January 31, 2014 and are also disclosed on our website at http://www.argentexmining.com/s/Pinguino.asp ).

On August 21, 2014, subsequent to the end of our second quarter ended July 31, 2014 we announced the results of our updated Resource Estimate on our Pingüino project as follows:

•	An increase in indicated category Ag eq. ounces by 13% (3.0 million additional Ag Eq. ounces to a total of 26.7 Million Ounces Ag Eq. @ 132.3 g/t Ag Eq.)
•	An increase in inferred category Ag Eq. ounces by 49% (2.3 million additional Ag Eq. ounces to a total of 7.0 Million Ounces Ag Eq. @ 98.0 g/t Ag Eq.)
•	Four new veins were added to the resource to bring the total number of veins included in the updated resource estimate to twelve.

We expect to receive and file a copy of the updated NI 43-101 compliant Resource Estimate by October 5, 2014.

The addition of the Karina, Savary, Luna and CSV veins in the inferred category follows their discovery in the 2012 exploration program, and follow up drilling in the oxide zone in late 2013. The exhibited structural control of high-grade mineralisation by cross-cutting faults could offer significant potential to identify high-grade zones at depth. In general, only the Marta Centro vein has been drilled to any significant depth (approximately 350m). The untested deeper extensions of the veins focusing on zones of cross-cutting structures for high-grade shoots are targets for resource expansion. Of all metals listed and found in the veins, only silver, gold, zinc, and lead were modelled. Indium occurs at Pingüino associated with zinc in higher than anomalous grades in the polymetallic veins, but it was not modelled.

This increase in the resource estimate follows our latest phase of exploration in the oxidation zone and continues top support our belief in the potential of the Pingüino project. The increase resulted from the addition of four veins to the resource, as well as further drilling and trenching on certain veins included in the previous resource estimate of January 31st, 2013. The increase in enriched Ag/Au grade oxide material continues to point to the potential to evaluate a staged development of the project and while we believe the long-term future of Pingüino lies in the primary mineralisation, this high-grade oxide material could make an initial low-cost oxide operation feasible. The oxide material is enriched in Ag/Au, while the primary mineralisation comprises either Ag-Au or Ag-Au-Zn-Pb sulphide mineralization.

Table 1: Resource Summary

Indicated	Grade (g/t)			Grade		Ounces (000's)			Pounds (000's)
Tonnes ('000)	Ag Eq.	Ag	Au	Zn (%)	Pb (%)	Ag	Ag Eq	Au	Zn	Pb
6,281	132.3	103.4	0.58	0.77	0.54	20,877.0	26,717.0	116.8	107,225	74,993

Inferred	Grade (g/t)			Grade		Ounces (000's)			Pounds (000's)
Tonnes ('000)	Ag Eq.	Ag	Au	Zn (%)	Pb (%)	Ag	Ag Eq	Au	Zn	Pb
2,207	98.0	65.3	0.66	0.52	0.35	4,632.0	6,957.0	46.5	25,378	17,062

1.	Ag equivalent grade = Ag grade + (Au grade * 50) (Rounding may cause apparent discrepancies).
2.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the estimated Mineral Resources will be converted into Mineral Reserves.

3.

All Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the Standards Committee on Reserve Definitions and adopted by the CIM Council on December 11, 2005 and updated on November 27, 2010 and on May 10, 2014.

4.

Two cutoffs are used for reporting the resources: 40g/t AgEq for elevations above 270m, and 100g/t AgEq for elevations below 270m elevation. Average surface elevations at Pingüino are around 400 metres above sea-level.

5.	MDA reports resources at cutoffs that are reasonable for deposits of this nature given anticipated mining methods and plant processing costs, while also considering economic conditions.
6.	For the Luna, Savary and CSV veins, resources were reported only for those that fell within a floated cone based on reasonable assumptions and prices for resource reporting for open pit mining.
7.	Grades presented are in situ and have been reported to 3m by 6m by 4m (high) blocks.
8.

Tonnes reported are for all veins, as are gold and silver grades and ounces, but zinc and lead pounds and grades are exclusive of Luna, Savary, Karina, and CSV veins, which did not have zinc and lead estimated.

9.	All equivalent ounces for silver and gold were calculated by us.

Table 2: Resource estimate by cut-off grades (Ag Eq)

Indicated
Cut Off Ag Eq.	Tonnes	Ag Eq.	Ag	Au	Zn	Pb	Ag	Ag Eq	Au	Zn	Pb
(g/t)	(000's)	(g/t)	(g/t)	(g/t)%		%	(000's oz)	(000's oz)	(000's oz)	(000's lbs)	(000's lbs)
20	11,635	86.4	66.6	0.40	0.78	0.44	24,897	32,327	149	199,614	112,511
40	6,918	125.7	97.8	0.56	0.94	0.55	21,747	27,967	124	142,729	84,365
Reported	6,281.0	132.3	103.4	0.58	0.77	0.54	20,877	26,717	117	107,225	74,993
60	4,552	165.6	130.5	0.70	0.99	0.63	19,102	24,237	103	99,633	63,010
80	3,229	205.2	163.9	0.83	1.02	0.68	17,014	21,304	86	72,514	48,664
100	2,442	242.5	196.0	0.93	0.98	0.72	15,389	19,034	73	52,862	38,549
150	1,401	332.7	276.0	1.14	0.78	0.75	12,432	14,992	51	24,154	23,237
200	912	418.9	355.0	1.28	0.63	0.77	10,409	12,284	38	12,756	15,575

Inferred
Cut Off Ag Eq.	Tonnes	Ag Eq.	Ag	Au	Zn	Pb	Ag	Ag Eq	Au	Zn	Pb
(g/t)	(000's)	(g/t)	(g/t)	(g/t)%		%	(000's oz)	(000's oz)	(000's oz)	(000's lbs)	(000's lbs)
20	6,043	57.6	39.3	0.37	0.64	0.29	7,631	11,206	72	84,880	38,344
40	2,921	89.1	59.5	0.59	0.85	0.37	5,590	8,365	56	54,659	23,733
Reported	2,207	98.0	65.3	0.66	0.52	0.35	4,632	6,957	47	25,378	17,062
60	1,656	119.9	78.5	0.83	0.91	0.43	4,181	6,381	44	33,083	15,619
80	1,059	148.5	96.0	1.05	0.98	0.49	3,270	5,055	36	22,910	11,340
100	699	179.3	114.1	1.30	0.96	0.53	2,565	4,030	29	14,762	8,141
150	341	240.9	157.0	1.68	1.06	0.63	1,722	2,642	18	7,945	4,724
200	173	307.6	216.9	1.81	0.97	0.68	1,206	1,711	10	3,694	2,584

The tables below summarise the division of the resource estimate by oxidation state, as defined from drill logs. Oxidation levels typically range from 40-60m below the surface, although they can extend down to approximately 130m below the surface within the veins. These are reported at the variable cut-off grades (see note 4 above).

Table 3: Resource Composition by Oxidation State

Indicated	Cut-off	Tonnes	Ag Eq.	Ag	Au	Zn	Pb	Ag	Ag eq	Au	Zn	Pb
Zone	(Ag Eq g/t)	(000's)	(g/t)	(g/t)%		%	%	(000's lbs)	(000's lbs)	(000's lbs)	(000's lbs)	(000's lbs)
Oxide	variable	2,802	145.2	114.1	0.62	0.07	0.32	10,276	13,081	56	4,324	19,768
Transitional	variable	717	134.5	106.6	0.56	0.23	0.41	2,458	3,103	13	3,595	6,500
Sulphide	variable	2,763	118.6	91.7	0.54	1.62	0.80	8,146	10,536	48	98,550	48,487
Total		6,282							26,720	117	106,469	74,755
	Cut-off	Tonnes	Ag Eq.	Ag	Au	Zn	Pb	Ag	Ag eq	Au	Zn	Pb
Zone	(Ag E qg/t)	(000’s)	(g/t)	(g/t)%		%	%	(000’s lbs)	(000’s lbs)	(000’s lbs)	(000’s lbs)	(000’s lbs)
Oxide	variable	757	101.7	77.7	0.48	0.06	0.30	1,890	2,475	12	1,001	5,007
Transitional	variable	163	93.9	72.9	0.42	0.30	0.34	382	492	2	1,092	1,204
Sulphide	variable	1,287	96.5	57.1	0.79	0.77	0.38	2,363	3,993	33	21,907	10,818
Total		2,207							6,960	47	24,000	17,029

During the three months ended January 31, 2014 we reduced our camp costs at Pinguino and during the three months ended April 30, 2014 we further reduced our camp costs at Pingüino; the camp remains on care and maintenance.

Summary of Quarterly Results

Quarter ended	Total Revenue ($)	Net loss ($)	Net loss per share (basic and fully diluted) ($)
July 31, 2014	Nil	(399,146)	(0.00)
April 30, 2014	Nil	(626,060)	(0.01)
January 31, 2014	Nil	(944,387)	(0.01)
October 31, 2013	Nil	(1,136,902)	(0.01)
July 31, 2013	Nil	(916,161)	(0.01)
April 30, 2013	Nil	(966,040)	(0.02)
January 31, 2013	Nil	(1,803,385)	(0.03)
October 31, 2012	Nil	(978,159)	(0.01)

Three Months Ended July 31, 2014 compared to Three Months Ended July 31, 2013

Revenue

We have earned only interest on our cash and cash equivalents. We have not earned any revenue from operations since our inception and we do not anticipate earning any revenue from our operations until such time as we have entered into commercial production at one or more of our mineral projects or we sell or joint venture one or more of our mineral properties. We are currently in the exploration stage of our business and we can provide no assurance that we will discover a reserve on our properties or, if we do discover a reserve, that we will be able to enter into commercial production.

Expenses

Mineral Exploration Activities

Our mineral exploration expenses were $133,227 during the three-month period ended July 31, 2014, a decrease of $136,381 or 51% from $269,608 during the three-month period ended July 31, 2013.

In note 7 of our July 31, 2014 interim consolidated financial statements, we have provided a detailed breakdown of our mineral exploration expenses. The majority of these expenditures were incurred on our Pingüino project and are provided in the following schedule. The most significant expenditure was the cost to update our Resource Estimate, which was included in the Engineering expense category. During our fourth quarter ended January 31, 2014, we had placed the camp at Pingüino on care and maintenance and reduced the number of our employees working on our Pingüino project. During our first quarter ended April 30, 2014, we further reduced the number of our employees working on our Pingüino project. The camp remains on care and maintenance status. We anticipate that we will continue to incur significantly lower camp, salary and supply costs for as long as the camp remains on care and maintenance status.

	Three months ended July 31, 2014	Three months ended July 31, 2013	Increase (Decrease)
Assaying	$688	$314	$374
Camp and supplies(1)	7,606	55,329	(47,723)
Claim maintenance	11,992	9,015	2,977
Engineering	90,628	3,135	87,492
Environmental	-	3,999	(3,999)
Geological and geophysical	3,735	90,273	(86,538)
Metallurgical	324	-	324
Salaries and benefits(1)	14,887	73,974	(59,087)
Travel and accommodation	-	12,638	(12,638)
Total expenses at Pingüino	$129,859	$248,677	$(118,818)

General and Administrative

As summarized in the schedule below, our general and administrative expenses were $307,204 during the three month period ended July 31, 2014, a decrease of $300,751 or 50% from $607,955 during the three month period ended July 31, 2013. The decrease was primarily due to the higher level of activity (and increased professional expenses) during the three-month period ended July 31, 2013, when we were engaged in negotiating our 2013 financing with Austral Gold. This is in contrast to a significantly lower level of activity during the three-month period ended July 31, 2014. In addition, we had a smaller foreign exchange loss, had fewer administrative employees, engaged in less shareholder and investor relation activities, reduced our travel, and had lower director professional and filing fees during the three month period ended July 31, 2014.

Expenses related primarily to our July 2, 2013 financing and our discussion of a business combination with Austral Gold incurred during the three month period ended July 31, 2014 totaled $29,292, a decrease of $154,907 from $184,199(2) during the three month period ended July 31, 2013. Excluding these expenses, general and administrative expenses were $277,912 during the three month period ended July 31, 2014, a decrease of $145,844, or 34%, from $423,565 during the three month period ended July 31, 2013.

(1)	Salaries and benefits were grouped with Camp and supplies during the three month period ended July 31, 2013 in the prior year’s management discussion and analysis dated September 26, 2013.

(2)

Includes $28,130 that was not allocated to expenses related primarily to our July 2, 2013 financing and our discussion of business combination with Austral Gold during the three month period ended July 31, 2013 in the prior year’s management discussion and analysis dated September 26, 2013.

	Three months ended July 31, 2014	Three months ended July 31, 2013	Increase (Decrease)
Consulting	$101,258	$112,094	$(10,836)
Depreciation	14,261	15,258	(997)
Director fees	-	4,868	(4,868)
Foreign exchange loss	17,156	41,068	(23,912)
Office and sundry	10,499	20,611	(10,112)
Professional	49,504	175,216	(125,712)
Rent	13,392	13,296	96
Salaries and benefits	75,611	110,074	(34,463)
Shareholder and investor relations	535	26,296	(25,761)
Tax on assets and bank transactions	3,021	29,461	(26,440)
Transfer agent and filing	17,403	46,650	(29,247)
Travel	4,564	13,063	(8,499)
General and Administrative	$307,204	$607,955	$(300,751)

Gain on short-term investments

Our gain on short-term investments was $46,380 during the three month period ended July 31, 2014, as compared to $nil during the three month period ended July 31, 2013. The gain is primarily due to the increase in the value of our investment in a peso denominated global investment managed fund.

Six Months Ended July 31, 2014 compared to Six Months Ended July 31, 2013

Revenue

We have earned only interest on our cash and cash equivalents. We have not earned any revenue from operations since our inception and we do not anticipate earning any revenue from our operations until such time as we have entered into commercial production at one or more of our mineral projects or we sell or joint venture one or more of our mineral properties. We are currently in the exploration stage of our business and we can provide no assurance that we will discover a reserve on our properties or, if we do discover a reserve, that we will be able to enter into commercial production.

Expenses

Mineral Exploration Activities

Our mineral exploration expenses were $329,278 during the six-month period ended July 31, 2014, a decrease of $238,381 or 42% from $567,659 during the six-month period ended July 31, 2013.

In note 7 of our July 31, 2014 interim consolidated financial statements, we have provided a detailed breakdown of our mineral exploration expenses. The majority of these expenditures were incurred on our Pingüino project and are provided in the following schedule. The most significant expenditure was the cost to update our Pingüino Resource Estimate, which was included in the Engineering expense category. During our fourth quarter ended January 31, 2014, we had placed the camp at Pingüino on care and maintenance and reduced the number of our employees working on our Pingüino project. During our first quarter ended April 30, 2014, we further reduced the number of our employees working on our Pingüino project. Our technical staff worked in our office in La Plata on the geological sections for the Resource Estimate, which reduced field based payments. The camp remains on care and maintenance status. We anticipate that we will continue to incur significantly lower camp, salary and supply costs for as long as the camp remains on care and maintenance status.

	Six months ended July 31, 2014	Six months ended July 31, 2013	Increase (Decrease)
Assaying	$19,554	$314	$19,240
Camp and supplies(1)	41,078	131,757	(90,679)
Claim maintenance	36,185	17,727	18,458
Engineering	122,123	19,816	102,307
Environmental	281	12,233	(11,952)
Geological and geophysical	37,421	136,047	(98,626)
Metallurgical	1,529	9,720	(8,191)
Salaries and benefits(1)	60,870	135,949	(75,079)
Travel and accommodation	3,849	27,620	(23,771)
Total expenses at Pingüino	$322,888	$$491,183	$(168,293)

General and Administrative

As summarized in the schedule below, our general and administrative expenses were $698,125 during the six month period ended July 31, 2014, a decrease of $580,937 or 45% from $1,279,062 during the six month period ended July 31, 2013. The decrease was primarily due to the higher level of activity (and increased professional expenses) during the six-month period ended July 31, 2013, when we were engaged in negotiating our 2013 financing with Austral Gold, contrasting with a significantly lower level of activity during the three-month period ended July 31, 2014. In addition, we utilized our consultants less, had fewer administrative employees, engaged in less shareholder and investor relation activities, reduced our travel and had lower director and professional fees.

Expenses related primarily to our July 2, 2013 financing and our discussion of a business combination with Austral Gold incurred during the six month period ended July 31, 2014 totaled $84,175, a decrease of $360,801 from $444,976 (2) during the six month period ended July 31, 2013. Excluding these expenses, general and administrative expenses were $613,950 during the six month period ended July 31, 2014, a decrease of $220,136, or 26%, from $834,086 during the six month period ended July 31, 2013.

	Six months ended July 31, 2014	Six months ended July 31, 2013	Increase (Decrease)
Consulting	$243,998	$326,287	$(82,289)
Depreciation	24,489	30,446	(1,957)
Director fees	27,245	93,727	(66,482)
Foreign exchange loss	22,482	48,915	(26,443)
Office and sundry	29,204	49,732	(20,528)
Professional	100,650	308,202	(207,552)
Rent	26,581	23,004	3,577
Salaries and benefits	157,247	216,888	(59,641)
Shareholder and investor relations	8,343	50,436	(42,093)
Tax on assets and bank transactions	14,926	35,205	(20,279)
Transfer agent and filing	21,761	65,153	(43,392)
Travel	17,199	31,067	(13,868)
General and Administrative	$698,125	$1,279,062	$(580,937)

(1)	Salaries and benefits were grouped with Camp and supplies during the three month period ended July 31, 2013 in the prior year’s management discussion and analysis dated September 26, 2013.

(2)

Includes $28,130 that was not allocated to expenses related primarily to our July 2, 2013 financing and our discussion of business combination with Austral Gold during the three month period ended July 31, 2013 in the prior year’s management discussion and analysis dated September 26, 2013.

Income tax and interest expense

Our income tax expense was $29,956 during the six month period ended July 31, 2014, as compared to $2,906 during the six month period ended July 31, 2013. The increase was primarily due to a reassessment of our Argentine minimum income taxes payable for calendar year 2010 as a result of an Argentine government tax audit. We also paid related interest expense of $14,196 that is included in interest expense of $17,038.

Gain on short-term investments

Our gain on short-term investments was $30,033 during the six month period ended July 31, 2014, as compared to $nil during the three month period ended July 31, 2013. The gain is mainly due to the increase in the value of our investment in a peso denominated global managed investment fund.

Liquidity

We currently have no operating revenues other than interest income and rely primarily on equity financing to fund our exploration and administrative expenses.

At July 31, 2014 we had $1,029,525 in cash and cash equivalents and $665,641 in Argentine pesos equivalent in a fund managed by an international brokerage firm. Our working capital decreased by $994,635 to $1,599,643 at July 31, 2014 from $2,594,278 at January 31, 2014. During the six months ended July 31, 2014, our Argentine borrower repaid approximately $260,000, the balance owed under our loan agreement, plus applicable taxes of $17,097.

We monitor our liquidity to ensure we can meet our business requirements by preparing annual budgets and regular cash flow forecasts, and where necessary, pursuing financing, and managing the timing of our expenditures accordingly.

Raising exploration capital in the financial markets has continued to be difficult for junior exploration companies. Mining and exploration companies with activities in Argentina have experienced additional negative sentiment due to inflation and political uncertainty in that country. As a result, we have scaled back our exploration plans and reduced our general and administrative expenses in an effort to conserve our available capital while we focus on diversifying our operations and developing our strategic alternatives.

As disclosed in our going concern note 3 of our financial statements, the continuation of our Company as a going concern is dependent upon the continued financial support of our shareholders, the ability of our Company to obtain financing and the attainment of profitable operations, or the sale, option or joint venture of one or more of our resource properties. Our ability to achieve and maintain profitability and positive cash flows is dependent upon our ability to locate profitable mineral properties, generate revenues from mineral production and control production costs. Based upon our current plans, we expect to incur operating losses in future periods. We plan to obtain sufficient working capital to execute our business plans through additional equity or new strategic relationships. There is no assurance that we will be able to generate significant revenues in the future or be successful with any financing ventures.

Cash Flows

Cash Used In Operating Activities

Net cash used in operating activities was $1,204,788 during the six months ended July 31, 2014 as compared to $1,943,947 during the six months ended July 31, 2013. The decrease is primarily due to a decrease in our administrative expenses and a decrease in our mineral property exploration activities during the six months ended July 31, 2014 as compared to July 31, 2013, as explained above.

Cash Used in Investing Activities

Net cash used in investing activities was $387,309 during the six months ended July 31, 2014 as compared $2,054,350 during the six months ended July 31, 2013. During the six months ended July 31, 2014, we paid $875,655 equivalent in Argentine pesos to purchase units of a fund managed by an international broker dealer in Argentina. In addition, we received the final loan installment repayments in Argentine pesos, equivalent to $277,097, including taxes of $17,097. These loan installments were related to our loan that we made during fiscal 2014 to mitigate currency risk, as repayments under the loan were linked to the value of the US dollar.

During the six months ended July 31, 2013, we made a loan in the amount of 12,408,500 pesos (equivalent to $2.3 million) to an Argentine “Mutual”. The purpose of the loan was to mitigate currency risk, as repayments under the loan were linked to the value of the US dollar. During the six-month period ended July 31, 2013, we received the first loan installment repayment in Argentine pesos, equivalent to $250,338, including taxes of $338.

We used $972 (2013-$4,688) to purchase equipment during the six-month period ended July 31, 2014.

Capital Resources

We have no operations that generate cash flow and we are generally dependent on the sale of our common shares to raise capital.

Because the strike price of all of our outstanding warrants and stock options is significantly higher than our current share price, we do not anticipate the exercise of any of these securities over the next few months.

Capital Management

Our objectives when managing capital are to safeguard our ability to continue as a going concern in order to pursue the exploration and evaluation of our mineral properties, acquire additional exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, we include our cash and cash equivalent balances, short-term investments and components of shareholders’ equity.

We manage the capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

We are not currently subject to externally imposed capital requirements. There were no changes in our approach to capital management during the three-month period ended July 31, 2014.

Commitments

We have the following long-term contractual obligations and commitments:

Operating leases

On December 8, 2010, we entered into a five year lease agreement, commencing January 1, 2011 at approximately US$6,954 (CDN$6,954) per month for the first three years of the lease, and approximately US$6,560 (CDN$7,289) per month for the last two years of the term. The lease also includes four months of free base rent.

On July 25, 2011 we entered into a rental agreement for office space in La Plata, Argentina with a consultant, for the period July 2011 to June 2014 at a cost of $2,500 per month. On July 1, 2014, we renewed our agreement for two additional years whereby the rent was reduced to approximately ARS $7,200 or approximately $850 per month for the first year and ARS $9,360 or approximately $1,100 per month for the second year.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements and no non-consolidated, special-purpose entities.

Transactions between Related Parties

During the six months ended July 31, 2014, we paid or accrued salary and benefits of $123,107 (July 31, 2013- $128,346) to Michael Brown, our President and CEO. As at July 31, 2014 we owed our President and CEO $13,730 for unused vacation.

During the six months ended July 31, 2014, we paid or accrued consulting fees of $85,144 (July 31, 2013 - $86,859) to JBD Consulting Ltd., a company controlled by our Chief Financial Officer, Jeff Finkelstein. At July 31, 2014, we owed this company $10,305 for unused vacation.

During the six months ended July 31, 2014, we incurred consulting fees of $14,464 (July 31, 2013 - $89,347) related to a consulting agreement between us and Ariston Capital Corp., a company controlled by our former Executive Vice President of Corporate Development, Mr. Peter Ball. That consulting agreement expired on February 28, 2014 and we made a final payment of $91,284 on February 26, 2014 to Ariston Capital Corp., which included a one-time payment in lieu of notice to that consultant in the amount of $67,335, February 2014 consulting fees, vacation pay, reimbursement of expenses and a sales tax. At July 31, 2014, there was no amount owed to this company.

During the three months ended July 31, 2014, we paid or accrued aggregate director fees of $27,245 to our six independent directors (July 31, 2013 - $93,727). The 2013 director fees included special committee fees of CDN$15,000 was for each special committee member (Stephen Hanson, Rick Thibault and Rob Henderson) and CDN$20,000 to the chair of our special committee (Patrick Downey). At July 31, 2014 and January 31, 2014, there were no amounts owed to any of our directors.

Related party transactions are disclosed in further detail in Note 10 to the financial statements.

Financial Instruments and Risk Management

Fair Value of Financial Instruments

We account for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of our financial instruments were as follows:

		July 31, 2014		January 31, 2014
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$1,029,525	$1,029,525	$2,615,966	$2,615,966
Short-term investments	Level 1	$665,641	$665,641	$-	$-
Receivables	Level 2	$2,626	$2,626	$4,238	$4,238
Loan receivable	Level 2	$-	$-	$260,000	$260,000
Accounts payable	Level 2	$123,039	$123,039	$247,303	$247,303
Convertible debenture	Level 2	$-	$-	$260,000	$260,000
Due to related parties	Level 2	$24,035	$24,035	$83,810	$83,810
Long term debt	Level 2	$32,069	$32,069	$34,966	$34,966

Our cash and cash equivalents and short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The fair value of these balances approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

The fair value of our accounts payable and accrued liabilities approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

The long term debt is payable in Argentine pesos and approximates the carrying amount as at July 31, 2014. The amount payable will change based on the change in the value of the Argentine Pesos as compared to the US dollar.

Risk Management

Our activities expose us to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. Immediately after we completed our financing on July 2, 2013, we initially mitigated the currency risk inherent in having received some of the funds in the form of Argentina Pesos by lending those funds to a third party in a loan which provided that the amount of each repayment would be linked to the US dollar, thus mitigating some of the risk of devaluation of the peso. In addition, Austral Gold Limited guaranteed repayment of this loan. As we received pesos in repayment of this loan, we invested those pesos excess to our current needs in short-term deposits with an international bank. We have since opened an account with a registered broker in Argentina and invested in a fund designed to preserve capital and mitigate foreign exchange risk. However, we are still exposed to foreign exchange risk in Argentina. We do not participate in the use of other financial instruments to mitigate other risks and have no other designated hedging transactions. Our board of directors approves and monitors the risk management processes. Our Board’s main objectives in managing these risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of our mineral properties, and to limit risk exposure. A description of the types of risk exposure and the way in which such exposures are managed follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to its cash and short-term investments. We maintain our Canadian and US cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. Our bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in our credit union accounts are guaranteed by the provincial government of British Columbia. Our Canadian dollar bank account balance, at times, may exceed federally insured limits. We maintain our Argentinean pesos in an Argentinean bank deposit account and invested with an international registered broker dealer as they are invested in a liquid managed fund. The fund primarily holds Argentine bonds and although we have seen an increase in the value of the fund since the technical default of the Argentine government subsequent to the end of July 2014 on the payment of bond interest payments, it is possible that the outcome of the technical default, if not rectified, may negatively impact the value of the fund. As part of our cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions.

At the date of this MD&A, we had approximately $0.8 million in U.S. cash, $80,000 in Canadian cash and approximately $5.6 million in $AR (Argentine Pesos) of which $5.5 million $AR was invested with an international broker dealer. The $AR is equivalent to approximately $670,000 in U.S. cash.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk through the management of our capital structure, more specifically, the issuance of new common shares or other securities, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account our holdings of cash and potential equity financing opportunities. We believe that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Foreign Exchange Risk

We are subject to foreign exchange risk for purchases denominated in foreign currencies. We operate our business in Argentina and Canada and we are exposed to foreign currency risk due to the fluctuation between the currencies in which we operate and the United States Dollar, which is our functional currency. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. We monitor our foreign currency balances and make adjustments based on anticipated need for foreign currencies.

At July 31, 2014, we were exposed to exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian
	Peso	CDN Dollar
Cash and cash equivalents	$372,982	$98,482
Short-term investments	5,471,567	-
Receivables	11,190	50
Accounts payable	(316,917)	(3,792)
Long term debt	(263,603)	-
Net Exposure	$(5,275,219)	$94,740

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $72,864 in the net loss for the six month period ended July 31, 2014. The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on our best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, we made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on the net loss to us.

As a result of the July 2, 2013 $4.7 million financing, of which 50% was in Argentina pesos, exposure to the Argentinian peso has been significant and management has used various risk mitigation strategies in an attempt to limit our exposure.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As our cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, management considers the interest rate risk to be limited.

Commodity Price Risk

We closely monitor commodity prices to determine the appropriate course of action to be taken. A dramatic decline in commodity prices could impact the viability of our company and the carrying value of our property. Although we are exposed to commodity price risk, this risk is minimal at the present time, as we are not yet in the production phase.

Disclosure of Outstanding Share Data

As of the date of this MD&A, we had 88,941,317 common shares issued and outstanding, 19,436,706 common share purchase warrants and 4,185,000 stock options as described in further detail in note 12 to our financial statements. At the effective date of this MD&A, if all of our stock options and share purchase warrants were exercised, a total of 112,563,023 common shares would be issued and outstanding.

Risk Factors

There have been no changes in risk factors disclosed in our MD&A filed on www.sedar.com for the year ended January 31, 2014.